UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number
000-12033
LM ERICSSON TELEPHONE COMPANY
(Translation of registrant’s name into English)
Torshamnsgatan 21, Kista
SE-164 83, Stockholm, Sweden
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Announcement of LM Ericsson Telephone Company, August 24, 2026 regarding “Share buybacks in Ericsson during the period August 17 - August 21, 2026”
Exhibits
Exhibit 99.1Announcement of LM Ericsson Telephone Company, August 24, 2026 regarding “Share buybacks in
Ericsson during the period August 17 - August 21, 2026”
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TELEFONAKTIEBOLAGET LM ERICSSON (publ)
By: /s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer
Date: August 24, 2026